Sierchio & Company, LLP

New York City	Chatham Center

Please Reply to: Joseph Sierchio
Telephone: (212) 246-3030
E-mail: jsierchio@usandseclaw.com

June 7, 2011

By Edgar

Mr. H. Christoper Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	International Energy Inc.
Post-Effective Amendment No. 1 to Registration Statement
On Form S-1 Filed April 26, 2011
File No. 333-151828

Dear Mr. Owings,

We serve as counsel to International Energy, Inc. (the “Company”) in its preparation of its Post-effective Amendment No. 1 to Registration Statement on Form S-1 (the “PEA”) and have been instructed by the Company to respond to the comment letter received by Mr. Amit S. Dang, the Company’s President, Chief Executive Officer and Chief Financial Officer, dated May 23, 2011.

In response to comment numbered 1, the Company is filing the PEA at the current time to update the Company’s financial information included in the original Registration Statement on Form S-1 the Company filed on July 1, 2009, and declared effective on July 17, 2009 (the “Registration Statement”). Additionally, the PEA reflects the Company’s change in operating status, as the Company is now a “shell company” within the meaning of SEC rules.

The Company has had written and/or telephonic conversations with:

•
the Selling Stockholders on behalf of whom the PEA was filed and has confirmed that none of the Selling Stockholders have made any offer or sales for the shares registered for resale under the Registration Statement since the Registration Statement was declared effective;

430 Park Avenue,   Suite 702,    New York,    New York,   10022
Tel: 212-246-3030 ● Fax: 212-246-3039

Sierchio & Company, LLP

New York City	Chatham Center

•
the Company’s stock transfer agent and internal accountant to confirm that no transactions have been made by the Selling Stockholders for their shares in the Company registered for resale under the Registration Statement; and

•
the Company has sent a letter to all the Selling Stockholders informing them that the SEC is currently reviewing the PEA and that they are to refrain from effecting a transaction for their shares registered for resale under the Registration Statement until the PEA is declared effective.

In response to comment numbered 2, the PEA has been amended to include the financial statements for the year ended March 31, 2011.

Should you require any additional information please don’t hesitate to contact me.

Sincerely,

Joseph Sierchio, Esq.

cc. Amit S. Dang

430 Park Avenue,   Suite 702,    New York,    New York,   10022
Tel: 212-246-3030 ● Fax: 212-246-3039